Publication: South China Morning Post   Date: 15 May 2003   FPC Exemption No. (82-836)
Page: Classified 2   Where Published: Hong Kong

FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED

(Incorporated in Bermuda with limited liability)

2003 FIRST QUARTER RESULTS OF METRO PACIFIC CORPORATION

The following is a reproduction of a press release, issued pursuant to paragraph 2 of the Listing Agreement by First Pacific Company Limited for information purpose only, released in the Philippines by Metro Pacific Corporation, a subsidiary of First Pacific Company Limited, in accordance with the requirements of the Philippine Stock Exchange.



CONSOLIDATED STATEMENTS OF INCOME AND ACCUMULATED DEFICIT
(Unaudited)

For the period ended 31 March (In thousand pesos)	2003	2002 1/
Revenues	735,872	792,035
Cost of sales	(580,847)	(598,831)
Operating expenses	(143,542)	(150,492)
Operating profit	11,483	42,712
Share in net losses of affiliated companies	(79,115)	(437,693)
Financing charges, net	(150,888)	(140,728)
Loss before other income	(218,520)	(535,709)
Other income, net	165,222	18,758
Loss before taxation	(53,298)	(516,951)
Taxation	(3,301)	(3,042)
Loss after taxation	(56,599)	(519,993)
Outside interests	(2,431)	(1,352)
Net loss for the period	(59,030)	(521,345)
Accumulated deficit		
Beginning of period	(26,208,103)	(14,330,139)
Dividends accrued on preferred shares*	-	(28,293)
End of period	(26,267,133)	(14,879,777)
Loss per share (in centavos)		
Basic	0.32	2.95
Weighted average number of shares in issue (in thousands)		
Basic	18,603,473	18,603,473

* *Including redemption premium*

1/ *Figures were restated to conform with the 2003 presentation in connection with the deconsolidation of BLC and FBDC from the Group accounts in anticipation of the actual closing of the sale of the controlling interest (50.4%) in BLC to third parties in April 2003.*

Metro Pacific Corporation ("Metro Pacific") today announced an unaudited consolidated net loss of Pesos 59.0 million for the first quarter of 2003, a significant and substantial reduction from its loss of Pesos 521.3 million for the same period last year. This is attributed to Metro Pacific's share in the reduced losses from now-affiliated company, Bonifacio Land Corporation (which has been deconsolidated from Group accounts as of 1st January 2003), gains realized from debt reduction exercises, and improved performance from shipping subsidiary Negros Navigation Company.

Consolidated Results

Metro Pacific recorded consolidated net revenues of Pesos 735.9 million for the first quarter, a slight reduction from the Pesos 792.0 million recorded for the same period last year, reflecting continued softness throughout the property market. Other income rose to Pesos 165.2 million in 2003 versus Pesos 18.8 million in 2002, the result of various debt reduction exercises. Operating expenses decreased 4.6 percent, due to strict cost management and manpower reduction programs effected at both parent and subsidiary levels. Financing charges marginally rose to Pesos 150.9 million in 2003 from Pesos 140.7 million in 2002, due to a decrease in interest income. Gross interest expenses however, reduced 52.0 percent to Pesos 150.0 million from Pesos 291.0 million for the period last year, in line with the progress achieved by the Company's debt reduction and restructuring program.

Debt Reduction and Restructuring Continues

As of 31st December 2002, Metro Pacific had a total of Pesos 12.9 billion in parent company debts. With the completion of the Larouge transaction, which saw repayment of Pesos 4.9 billion of debts being made last 17th April 2003, and other agreements that have been successfully concluded by way of dacion or by restructuring, the remaining debts to be addressed now stands at Pesos 1.478 billion. Metro Pacific anticipates achieving substantially the goals of its debt reduction program which was started in late 2001, by the end of 2003.

CONSOLIDATED BALANCE SHEETS
(Unaudited)

As at (In thousand pesos)	31 March 2003	31 December 2002 1/	31 March 2002 1/
ASSETS			
Current assets			
Cash and cash equivalents	217,748	219,656	186,842
Receivables, net	2,072,399	2,480,052	2,447,810
Due from affiliated companies	5,115,203	4,481,978	4,184,203
Inventories, net	41,143	34,354	31,600
Development properties	2,900,523	3,149,066	3,688,526
Deferred tax asset	88,799	166,705	197,755
Prepayments and other current assets	570,647	650,986	594,360
Total current assets	11,006,462	11,182,797	11,331,096
Long-term receivables	127,908	116,343	126,267
Investments in affiliated companies	6,652,791	6,515,613	16,091,587
Development properties	0	0	893,261
Property and equipment	2,898,178	2,941,647	2,896,558
Other assets	620,526	362,605	362,903
Total assets	21,305,865	21,119,005	31,701,672
LIABILITIES AND EQUITY			
Current liabilities			
Loans and notes payable	7,652,923	7,568,300	7,875,639
Current portion of long-term debts	1,779,082	1,838,252	2,667,590
Current portion of long-term liabilities and provisions	204,920	270,983	180,369
Accounts payable and accrued expenses	6,390,489	5,952,142	4,753,150
Income tax payable	107	0	9,469
Total current liabilities	16,027,521	15,629,677	15,486,217
Long-term debts	3,160,566	3,202,250	1,688,933
Long-term liabilities and provisions	394,482	513,230	688,847
Minority Interests	724,821	716,343	731,844
Equity			
Stockholders' equity			
Capital stock	18,605,974	18,605,974	18,606,694
Additional paid-in capital	9,692,634	9,692,634	10,411,914
Treasury stock	(1,033,000)	(1,033,000)	(1,033,000)
(Accumulated deficit)/ retained earnings	(26,267,133)	(26,208,103)	(14,879,777)
Total stockholders' equity	998,475	1,057,505	13,105,831
Total liabilities and equity	21,305,865	21,119,005	31,701,672

1/ Figures were restated to conform with the 2003 presentation in connection with the deconsolidation of BLC and FBDC from the Group accounts in anticipation of the actual closing of the sale of the controlling interest (50.4%) in BLC to third parties in April 2003.

Operational Review

Negros Navigation Company ("Nenaco") posted an audited net profit of Pesos 10.5 million, a 115.0 percent improvement over its net income of Pesos 4.9 million for the same period last year. Nenaco's improved performance reflects increased revenues from its passage business, and a 12.0 percent reduction in interest expenses due to successful debt reduction exercises. Consolidated revenues for the period rose to Pesos 604.5 million from Pesos 595.5 million for the same period last year. During the first quarter of 2003 Nenaco regained full freight capacity, in time for the peak second quarter travel and cargo shipping season, and is currently engaged in discussions with a number of parties regarding possible capital raising and strategic business alliances.

Landco Pacific Corporation ("Landco") reported an unaudited net profit of Pesos 4.8 million for the first quarter of 2003, a marginal reduction from the Pesos 5.2 million reported in 2002, due to an increase in operating expenses related to the full construction of its Terrazas de Punta Fuego and Leisure Farms expansion projects. Revenues however, grew substantially during the period, to Pesos 132.4 million compared to Pesos 78.1 million in 2002, reflecting the brisk sales of both Terrazas de Punta Fuego and Leisure Farms. Landco is currently engaged in expansion works for its Forest Lake Memorial Parks and regional shopping centers division during 2003.

Pacific Plaza Towers ("PPT") is experiencing renewed sales interest, reflecting the project's leadership in the high-end condominium sector, and is currently engaged in closing a number of new sales contracts. To date, 297 units or 75.6 percent of the project's 393 units have been sold.

By Order of the Board
First Pacific Company Limited
Manuel V. Pangilinan
Executive Chairman

14th May 2003